ELDORADO GOLD CORPORATION

NOTICE OF MEETING

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

ELDORADO GOLD CORPORATION

The Annual and Special Meeting of the Shareholders of Eldorado Gold Corporation will be held in the Conference Room of Bentall 5, 550 Burrard Street, Vancouver, British Columbia on Thursday, May 1, 2008, at 3:00 p.m. for the purpose of considering and taking action on the following matters:

1.

Receive the consolidated financial statements of the Company for the financial year ended December 31, 2007 and the auditors report on those statements;

2.

Elect eight directors to hold office for the following year;

3.

Appoint PricewaterhouseCoopers as the independent auditors for 2008;

4.

Authorize the directors to fix the auditors pay;

5.

Approve an Ordinary Resolution confirming the amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and the amended and restated Incentive Stock Option Plan for Officers and Directors.

6.

Approve an Ordinary Resolution adopting amendments to the amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and  the amended and restated Incentive Stock Plan for Officers & Directors.

The Management Information Circular provides information on the business of the meeting.

March 19, 2008 is the Record Date for determining who owns Common Shares and only those persons who are common Shareholders on the March 19, 2008, the Record Date, are entitled to notice of the Meeting and to vote on the business of the Meeting.

Shareholders who cannot attend the Meeting in person may vote by proxy or, by voting instructions.  Instructions for voting by proxy by mail, by phone and over the internet are included in this Circular.  Only proxies received by Computershare no later than 3:00 p.m. (Vancouver time) on April 29, 2008, or if the meeting is adjourned, at least 48 hours (including weekends and holidays) before the time set for the Meeting to resume.  The Chairman of the Meeting has the discretion to accept late proxies.  Voting instructions forms must be completed and returned in accordance with the instructions on the form.

Please send your proxy to Computershare, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 by 3 p.m., Vancouver time, on April 29, 2008.

By Order of the Board of Directors

/s/ Dawn Moss

Vancouver, British Columbia

Dawn Moss

March  27,  2008

Corporate Secretary

The securityholder materials are being sent to both registered and non-registered Shareholders.  If you are a non-registered owner and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.